PRESS RELEASE

ANTANAS GUOGA ANNOUNCES FILING OF EARLY WARNING REPORT RELATED TO SOL

STRATEGIES INC.

FOR IMMEDIATE RELEASE

TORONTO - ON - June 26, 2025 - Antanas Guoga, Chair and director of Sol Strategies Inc. (formerly, Cypherpunk Holdings Inc., the "Company"), announces that he has filed an early warning report (the "Report") regarding several acquisitions and dispositions of common shares (each, a "Common Share") in the capital of the Company through the facilities of the Canadian Securities Exchange that resulted in the change of ownership of more than 2% (collectively, the "Transactions")..

Prior to the completion of the Transactions, Mr. Guoga held an aggregate of 33,716,788 Common Shares and 135,500 stock options, representing approximately 21.24% of the then issued and outstanding Common Shares on an undiluted basis and approximately 21.31% on a partially diluted basis. Upon completion of the Transactions, Mr. Guoga holds an aggregate of 26,310,268 Common Shares, representing approximately 15.28% of the issued and outstanding Common Shares on an undiluted and partially diluted basis.

Mr. Guoga has a long-term view of the investment and may acquire additional securities of the Company either on the open market or through private acquisitions or sell the Common Shares on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

For further details relating to the acquisition, please see the Report, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca, or may be requested by mail at: Antanas Guoga c/o Sol Strategies Inc., 217 Queen Street West, Suite 401, Toronto, ON M5V 0R2, or by email at tonyguoga@icloud.com.